FORM 4	UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549	OMB APPROVAL
Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(h) of the Investment Company Act of 1940

OMB Number: 3235-0287 Expires: January 31, 2005 Estimated average burden hours per response. . .0.5 Filed By Romeo and Dye's Section 16 Filer www.section16.net

1. Name and Address of Reporting Person* Dauwalter, James E.	2. Issuer Name and Ticker or Trading Symbol Entegris, Inc. (ENTG)		6. Relationship of Reporting Person(s) to Issuer (Check all applicable) X Director 10% Owner X Officer (give title below) Other (specify below) Chief Executive Officer, President, and Director
(Last) (First) (Middle) 3500 Lyman Boulevard	3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)	4. Statement for Month/Day/Year January 31, 2003
(Street) Chaska, MN 55318		5. If Amendment, Date of Original (Month/Day/Year)	7. Individual or Joint/Group Filing (Check Applicable Line) X Form filed by One Reporting Person Form filed by More than One Reporting Person
(City) (State) (Zip)	Table I — Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
1. Title of Security (Instr. 3)	2. Trans- action Date (Month/ Day/ Year)	2A. Deemed Execution Date, if any (Month/Day/ Year)	3. Trans- action Code (Instr. 8)		4. Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 & 5)			5. Amount of Securities Beneficially Owned Follow- ing Reported Transactions(s) (Instr. 3 & 4)	6. Owner- ship Form: Direct (D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
			Code	V	Amount	(A) or (D)	Price
Common Stock	01/31/03		G	V	339,355	A	N/A	654,692	D	by trust
Common Stock								15,000	I	by Security Charitable Remainder Trust
Common Stock	01/31/03		G	V	339,355	A
Common Stock	01/31/03		G	V	339,355	D	N/A	0	D	by GRAT(1)
Common Stock	01/31/03		G	V	76,355	A	N/A	76,355	D	by GRAT II(1)
Common Stock	01/31/03		G	V	77,768	A	N/A	718,101	I	by family members
Common Stock	01/31/03		G	V	339,355	D	N/A
Common Stock	01/31/03		G	V	339,355	D	N/A
Common Stock	01/31/03		G	V	76,355	D	N/A
Common Stock	01/31/03		G	V	76,355	D	N/A
Common Stock	01/31/03		G	V	16,968	D	N/A	1,401,612	I	by Carville Company, LP(2)
Common Stock	01/31/03		G	V	339,355	A	N/A
Common Stock	01/31/03		G	V	77,768	D	N/A	261,587	I	by Judith Dauwalter GRAT(1)
Common Stock	01/31/03		G	V	76,355	A	N/A	76,355	I	by Judith Dauwalter GRAT II(1)
Common Stock								600,000	I	by Carville Company II, LP(3)
Common Stock	01/31/03		G	V	16,968	A	N/A	16,968	I	JJD Industries, LLC(4)
Common Stock								50,354	I	by family foundation
Common Stock								280,161	I	by ESOP
Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.
* If the form is filed by more than one reporting person, see Instruction 4(b)(v).

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FORM 4 (continued)	Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)
1. Title of Derivative Security (Instr. 3)	2. Conver- sion or Exercise Price of Derivative Security	3. Trans- action Date (Month/ Day/ Year)	3A. Deemed Execution Date, if any (Month/ Day/ Year)	4. Trans- action Code (Instr. 8)		5. Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 & 5)		6. Date Exercisable and Expiration Date (Month/Day/ Year)		7. Title and Amount of Underlying Securities (Instr. 3 & 4)		8. Price of Derivative Security (Instr. 5)	9. Number of Derivative Securities Beneficially Owned Following Reported Transaction(s) (Instr. 4)	10. Owner- ship Form of Deriv- ative Security: Direct (D) or Indirect (I) (Instr. 4)	11. Nature of Indirect Beneficial Ownership (Instr. 4)
				Code	V	(A)	(D)	Date Exer-cisable	Expira- tion Date	Title	Amount or Number of Shares
Stock Option (Right to Buy)	$3.15							(5)	12/11/07	Common Stock	294,574		294,574	D
Stock Option (Right to Buy)	$3.15							(6)	2/11/08	Common Stock	220,006		200,006	D
Stock Option (Right to Buy)	$9.63							(7)	9/18/10	Common Stock	30,000		30,000	D
Stock Option (Right to Buy)	$9.63							(8)	9/18/10	Common Stock	35,000		35,000	D
Stock Option (Right to Buy)	$8.38							(9)	11/26/10	Common Stock	90,000		90,000	D
Stock Option (Right to Buy)	$11.00							(10)	7/11/10	Common Stock	300		300	D
Stock Option (Right to Buy)	$8.04							(11)	10/15/11	Common Stock	135,000		135,000	D
Stock Option (Right to Buy)	$5.90							(12)	10/15/12	Common Stock	130,000		130,000	D

Explanation of Responses:

(1) This is a grantor retained annuity trust and was formed as part of a series of transactions for estate planning purposes.
(2) Carville Company, LP was formed as part of a series of transactions for estate planning purposes.
(3) Carville Company II, LP was formed as part of a series of transactions for estate planning purposes.
(4) JJD Industries, LLC was formed as part of a series of transactions for estate planning purposes.
(5) 100% vested.
(6) 100% vested.
(7) 15,000 shares vested; an additional 7,500 shares will vest on each of August 19, 2003 and 2004.
(8) 17,500 shares are exercisable; an additional 8,750 shares will vest on each of July 10, 2003 and 2004.
(9) 45,000 shares are exercisable; an additional 22,500 shares will vest on each of November 27, 2003 and 2004.
(10) 100% vested.
(11) 33,750 shares are exercisable; an additional 33,750 shares will become exercisable on each of October 15, 2003, 2004, and 2005.
(12) This option will become exercisable with respect to 25% of the shares on each of October 15, 2003, 2004, 2005, and 2006.

By: /s/ Lori Cameron Attorney-in-Fact for James E. Dauwalter **Signature of Reporting Person	February 4, 2003 Date

**Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

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